INVEST IN **CALEDONIAN BRAVES FC**

A wee Scottish football club with big dreams and big ambitions



HAVE YOU EVER DREAMED

caledonianbraves.com Delaware City DE



Sports Sports Tech

LEAD INVESTOR

Mujtaba Elgoodah
ASG Braves SPV

We are proud to be leading the Caledonian Braves Investment! Our investment group is comprised of professional athletes from different leagues and executives at the intersection of sports and technology. We are excited about the long-term potential of the Braves. The owner, Chris Ewing, is a bright and ambitious operator, with an extensive background in business and sports, and has an intriguing long-term vision for getting the Braves to the top division of the Scottish Football pyramid. The local town of Motherwell, as well as fans of the club located in other areas of the world, have shown a tremendous outpouring of support online. We have investors from all over the globe including Europe, USA, Asia, Africa and more — but we're not done yet. We hope that you'll join us in this vision of investing in the club and watching them soar to new heights of the most played sport in the world.

Invested $30,000 this round

Highlights

1. First and foremost, you'll own a wee Scottish football club (for real!)
2. You'll help shape the future of the club by being involved on a variety of club matters
3. You'll be part of building a globally-diverse ownership community in football
4. You'll experience the highs and low of football club ownership - Saturdays will never be the same
5. You'll be an important part of the journey up the Scottish football pyramid
6. Haggis. There will be plenty of haggis.
7. You'll get to enjoy exclusive ownership access to the players, manager, staff, and board members
8. Yes, you'll even get an ownership certificate that you can hang on your wall to impress your friends

Our Team



Christopher Ewing Founder and CEO

Proud Scotsman, living in Paris with 20+ years of experience in soccer business as a player, coach and business owner.

Our club was formed with a clear vision and belief of football being owned by the fans; of football clubs as community assets that improve the lives of those who support them. Not only are we creating a global ownership community, we are also giving fans a voice. We are creating a true football democracy where every owner has an equal voice and an equal vote.



David Fowler   Board of Managers

Proud Scotsman living in Amsterdam. Seasoned pro from the world of marketing and strategy, having spent 13 years at FIFA where he was appointed head of brand and events.



Josh McLeod   Board of Managers

Proud Scotsman living in Melbourne, where he lectures in Sports Management at Deakin University. Josh is an experienced sport business research expert having worked on projects in India, the Middle East, Australia and the UK.



Suzanne Winters   Board of Managers

Highly experienced professional soccer player, having represented Scotland on 105 occasions. Won both domestic trebles in Scotland and England. McDonald's ambassador for women & girl's football.



Ricky Waddell   Head Coach

Widely regarded as one of Scotland's most talented coaches, holds the illustrious UEFA Pro License and has been head coach of the Braves for over eight years.

Pitch


Own A Wee Scottish Football Club.
CALEDONIAN
BRAVES
EST. 2019
CALEDONIAN BRAVES OWNERSHIP OPPORTUNITY
Building the most global ownership community in football history


CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
WE ARE THE CALEDONIAN BRAVES OF SCOTLAND AND WE'RE BUILDING A CLUB WHERE EVERY OWNER HAS AN EQUAL VOICE AND EQUAL VOTE.
We're just a wee Scottish football club right now, but we have big ambitions. We plan to compete in the Scottish Premiership with giants like Rangers and Celtic within the next ten years. To do that, we're building the most geographically diverse ownership community in football. No matter who you are or where you're from, you're invited to join us.
Our club was formed with a clear vision and belief of football owned by the fans. Of football clubs as community assets that improve the lives of those who support them.
As you'll see in the following pages, we're selling a 25% stake in the club with the minimum investment set at just $100. That's cheaper than your annual Netflix membership.
We believe our wee club has the potential to inspire millions around the world and we hope you'll come along for the journey.
Welcome


CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
Welcome to Scotland
WHERE ELSE BUT GLASGOW? WE BRAVES ARE FROM THE HEART OF CALEDONIA, IN A CITY AS WELCOMING AS IT IS VIBRANT.
Warm people and warm haggis can be found around every corner here. We invite you to enjoy some traditional Scottish hospitality before heading a couple hours north to our ancient highlands. We'll see you at the match later!



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Who We Are

WE ARE THE YOUNGEST SENIOR FOOTBALL CLUB IN SCOTLAND, ORIGINALLY FOUNDED IN 2011 AS EDUSPORT ACADEMY, AN INTERNATIONAL FOOTBALL ACADEMY BASED IN GLASGOW.

We became the first private football academy (on the whole of planet earth!) to enter a team in a FIFA competition when we gained admittance to the South of Scotland League.

In 2017, after Scottish pyramid bylaws were rewritten, we became the first club in the 130-year history of Scottish football to win promotion from the bottom tier.

In 2018, we opened our club up to football fans around the world and asked them to become members. We also asked them to vote on club matters, among which were a new name and crest. It was the beginning of a vision to give football back to the fans.

Our members named us the Caledonian Braves, combining Scottish tradition with a bold vision for the future, and we made our debut in the Lowland League, Scotland's fifth tier.

Now, our aim is to move up the pyramid quickly - and we're just getting started on our journey.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Our Journey

2011
Established as Edusport Academy

2014
Successfully joined the South of Scotland League becoming Scotland's newest senior football club and competitor in the pyramid system.

2015
Won the South of Scotland League Cup. Runners up in Cree Lodge and Tweedie Cups.

2016
Obtained National Club License, became full member of the Scottish Football Association (SFA), and won the South of Scotland League Cup for the second year running.

2017
Won the South of Scotland League and promotion to the Lowland League.

2019
Caledonian Braves are born and moved into their new home at Glasgow's outskirts. Its name, Alliance Park, was chosen by Braves fans around the world.

2020
The documentary 'Braves Calling' aired on Scottish television. Also, became first club in Scotland to launch a fan engagement-dedicated app.

2022
Achieved record league points total, most wins, and best goal differential while drawing record home attendance in game against Rangers B.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Meet the Team

CHRIS EWING
Founding Owner

RICKY WADDELL
Manager

DAVID WINTERS
Assistant Coach

ROSS HALIBURTON
Goalkeeper Coach

LEANNE GLATLEY
Head Physio



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Our Values

AMBITION
We will never settle for mediocrity and will continually strive to become the best version of ourselves on and off the field.

FEARLESS
We champion the bold and the brave. We will never be scared to challenge the status quo and fight for what we believe in.

EQUALITY
We are many, though we are one. We are different, though we are equal. We will challenge inequality in all that we do, championing social justice.

DEMOCRACY
Our strength is in our numbers, our diversity, and our shared vision. All members of our ownership community will have an equal voice and equal vote.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Brave

AS A NEW CLUB WITH A BRIEF HISTORY, WE APPROACH THINGS DIFFERENTLY WHEN IT COMES TO COACHING AND RECRUITMENT. OUR FOCUS ON EACH AND EVERY DAY IS TO CREATE AN ENVIRONMENT WHERE YOUNG TALENT IS NURTURED WITH CONFIDENCE, CHARACTER AND A WINNING MINDSET.

Every player who wears the Braves jersey has been selected because, among other things, they value opportunity. The average age of our squad is one of the youngest in the league at a plucky 20.7 years old.

Built on these founding principles we have created a young, talented squad capable of playing fast, attractive football with the ambition to challenge for







Principles

CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
Scottish Football History
FOOTBALL IS SCOTLAND'S GIFT TO THE WORLD. FROM HOW IT WAS INVENTED, TO THE RULES THAT GOVERN IT, AND HOW IT MADE ITS WAY AROUND THE GLOBE, ITS ROOTS IN SCOTTISH HISTORY HAVE BLOSSOMED INTO A RICH, ALL-CONSUMING FOOTBALLING CULTURE THAT WE INVITE YOU TO BECOME A PART OF.
Caledonian Braves live on the doorstep of Glasgow, home to Hampden Park, the national stadium, and the country's two biggest clubs: the international institutions that are Celtic and Rangers. We are history's newest neighbors and the fresh threads in its rich, tartan fabric.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
AT THE CORE OF OUR IDENTITY IS THE BELIEF THAT FOOTBALL SHOULD BE OWNED AND GOVERNED BY THE FANS.
Caledonian Braves are on the cusp of a footballing evolution born of the nation from which it came. The club will be handed over to the fans, a unique new beginning for fans around the world.
This investment opportunity is unlike any other. It's the chance to run a club in the home of football, to shape its future on an exhilarating journey to Premiership. You will make decisions and influence a growing young club using modern technology. This isn't FIFA. This is real life, laddie.
A Footballing Democracy



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
Why Now?
Together, we can challenge the status-quo and become a boon for changing times. As like-minded fan investors, you have the ability to shepard the Braves forward. Yes, we are offering equity in a football club, but also in a tale. A shared vision of inclusivity, democracy, potential, and ambition.





CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
A World of Possibility
OUR YOUTH IS OUR STRENGTH. WE HAVE A VISION AND THE FREEDOM TO IMPLEMENT STRATEGIES UNHINDERED BY TRADITION OR POLITICS. OUR #GLOBALBRAVES COMMUNITY ISN'T EVEN BOUND BY LOCATION, BUT A SHARED PASSION AND GOAL. IN 2019, WE CREATED OUR BRAVES APP CHAMPIONING FAN DEMOCRACY, NOW WITH 3600+ DOWNLOADS FROM FANS IN 58 COUNTRIES.
Fans everywhere use our app to:
• Vote on club matters
• Watch games via live stream
• Propose and implement change
• Access behind-the-scenes content
• Interact with fellow fans across the globe
• Keep up to date with the latest club news
FAN IMPACT TO DATE
Here's what our fans have accomplished already via the app:
• Club name: Caledonian Braves
• Club logo
• Bespoke kit design
• Season ticket pricing
• Stadium name: Alliance Park
• Club motto: Respect All, Fear None
• Governance: League expansion, Scottish Cup rules, etc
WELCOME TO THE BRAVES



Voting rights are proxied to the lead investor (see Form C for details).



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY
THERE IS AN IMBALANCE IN FOOTBALL. FIVE BILLION PEOPLE FOLLOW THE GAME WORLDWIDE, YET IT'S RUN BY A VERY SMALL, AND PRIVILEGED PORTION OF THEM. THAT HAS TO CHANGE.

We believe that the sport and its clubs should not belong to those who have the most money. It should belong to those who care for it – the fans.

Proximity to Scotland does not matter. We want you to help run the club, no matter where you are. You will help make the decisions, chart our course up the pyramid, and shape our club identity. This is the people's game, returned to the people.

Giving Football Back to Fans



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Investment Opportunity

• IN THIS FIRST PHASE, 25% OF THE CLUB WILL BE SOLD TO BRAVES FANS. FOR JUST $100, FANS CAN SECURE A SHARE IN THE CLUB VIA THE WEFUNDER PLATFORM.

- The ownership perks are pretty nice.
- Shares in a real-life pro football club
- Voting rights on club decisions
- A Scottish Lowland League guide
- Access to our owners' Slack channel
- Owner discount on club merchandise
- Opportunity to run for board of directors
- Invitation to the owners-only season launch event
- Exclusive access to the manager, players, and board members
- The highs and lows of football club ownership – your Saturdays will never be the same!





CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Reinvesting in the Club

Your investment in the Braves is a game-changer! With your support, we can kick off a new era of success and sustainability for the club. Your money will hire operational staff, content creators, infrastructure, and of course, players - all aimed at building a stronger global brand and engaging with you wherever you are.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Perks

NOT ONLY WILL YOU OWN A WEE SCOTTISH FOOTBALL CLUB, YOU'LL ALSO HAVE ACCESS TO EXCLUSIVE PERKS.

ALL OWNERS RECEIVE
- Ownership certificate
- Invitation to ownership community on Slack
- Voting rights on club matters + strategy
- Invitation to Annual General Manager's Meeting

INVESTMENT TIERS

$100	1 share + Ownership toolkit + welcome pack
$200	2 shares – ownership pin + patch/sticker pack
$500	5 shares + authentic jersey
$1,000	10 shares + 1-on-1 Zoom call with a coach/player
$10,000	100 shares + Braves locker room experience in Glasgow
$50,000	500 shares + Season Tickets for life
$100,000	1,000 shares + Once-in-a-lifetime Scotland experience *Braves player for a day, weekend stay in a Scottish castle, and private distillery tour + Name permanently on display at Alliance Park (and all future stadiums).*

NOTE: Every tier package comes with everything from the tier(s) below it, in value.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Governance

The Braves were founded on a mission to give football back to the fans - a unique and active role in running and shaping the strategy of a football club. This is the club's DNA.

Each member of our ownership community has an equal say in decision-making; and only those who have invested in the ownership community will have this right.





Voting rights are proxied to the lead investor (see Form C for details).



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

The Board

The board will be responsible for developing the club's strategic plan and providing oversight of the operational staff. The ownership community of fans will appoint two directors to represent them on the board in a democratic nominations process.

Formal board meetings will be conducted 4-6 times per year via video call. The annual general meeting (AGM), where voting on board positions takes place, will be available for all owners to attend each year. Attendance is welcome in Scotland in person or via video call from anywhere worldwide.



CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

The Players

01 ZAC BUTTERWORTH
Midfielder
Age 22, Stirling

"The Braves are a community club. We are willing to run through walls for each other and just want to see the club and each other as players progress and play at the highest level possible.

04 JACK DUNCAN
Defender
Age 22, Edinburgh

"It's the best dressing room I've been in without doubt. I think a lot of the boys having shared experiences of being let go by some of the top academy setups in the country brings a sense of togetherness and we are grateful to Braves for giving us that second opportunity in football.

03 JAMIE WALKER
Defender
Age 22, Glasgow

"The boys are aware of the ambition the club has off the pitch and this motivates us to aim high on the football field.









CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

Closing Statement

Ours is a universal story and compelling mission to anyone who enjoys sport. This is a revolutionary moment. With your help, the Caledonian Braves will become a democracy, with every success enjoyed together and every decision shared.

Invest and you will write fresh lines in football's oldest yarn. The world's game belongs to the world: it is time to take it back.